UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc.’s. Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited Consolidated Financial Statements for the second quarter ended June 30, 2005.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  August 4, 2005

By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

For the three and six month periods ended June 30, 2005

(All amounts following are expressed in U.S. dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis contained in this management discussion and analysis are as of July 26, 2005.

This discussion and analysis covers our unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2005 in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information.  See note 12 of the unaudited interim consolidated financial statements for a reconciliation to Canadian GAAP.  This discussion and analysis provides an update to the discussion and analysis prepared for the year ended December 31, 2004 and should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the consolidated financial statements for the year ended December 31, 2004 contained on our website at www.angiotech.com and are also available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.  Additional information relating to our Company, including our 2004 AIF, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

Overview

We are a specialty pharmaceutical company that discovers and develops treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury or trauma, with a primary focus on vascular and orthopaedic diseases.  Medical device implants often fail to provide the desired treatment outcome due to side effects that occur when a device is implanted.  Similar side effects also often occur in response to a surgical intervention or acute injury or trauma.  These side effects may include scarring or cell proliferation as the body responds to injury at the device implant or surgery site or at the site of acute injury or trauma, infection, or tumor cell or other tissue overgrowth.

We use our drug screening capabilities to identify pharmaceutical compounds that address the underlying biology of scar formation and inflammation, infection and tissue overgrowth. Once an appropriate drug has been identified, we develop proprietary methods utilizing our portfolio of biomaterials and drug delivery technologies to enable the drug to be released from a medical device or surgical implant. We believe our approach may achieve better clinical results than systemic drugs or medical devices and surgical implants may achieve independently.

Our most significant current revenues are royalties derived from sales of coronary stent systems incorporating the drug paclitaxel.  The TAXUS® Express2™ coronary stent system is the initial product line incorporating our technology, and is sold by Boston Scientific Corporation (“BSC”), our exclusive technology licensee in the paclitaxel-eluting coronary stent field.  Royalties derived from sales of paclitaxel-eluting stent systems represented 92% and 90% of our gross revenues for the three and six month periods ended June 30, 2005 respectively and 86% of our gross revenues for the year ended December 31, 2004.  In January 2005, BSC announced they had completed the initial launch of the TAXUS® Liberté™ paclitaxel-eluting coronary stent in 18 countries. The TAXUS Liberté stent system represents BSC’s next generation product to incorporate our research, technology and intellectual property related to the use of paclitaxel to treat restenosis and other local inflammatory and proliferative disease. The TAXUS Liberté stent has been designed to further enhance deliverability and conformability, particularly in challenging coronary lesions.  BSC hopes to gain U.S. Food and Drug Administration (“FDA”) approval for the TAXUS Liberté stent by mid-2006.

Our other commercial products include VITAGEL™ surgical hemostat, a bioresorbable hemostatic material designed to reduce patient blood loss during surgical procedures, which is distributed in the U.S. by Orthovita, Inc.; CoSeal® surgical sealant, a biomaterial surgical sealant used to facilitate tissue repair and regeneration, which is distributed in the U.S. and Europe by Baxter Healthcare Corporation (“Baxter”); Collagraft® and NeuGraft®, collagen-based biomaterial products for orthopaedic and spinal surgery applications which are distributed in the U.S. by Zimmer, Inc.; and several additional polymeric biocompatible coatings for medical devices.

Our significant ongoing clinical programs include:

TAXUS® Liberté ™ - BSC is currently conducting pivotal clinical studies in Europe and the U.S. designed to evaluate the efficacy and safety of the TAXUS Liberté paclitaxel eluting coronary stent system, the second BSC product line to incorporate our proprietary paclitaxel technology to treat restenosis and other local inflammatory and proliferative disease.  BSC plans to launch the TAXUS Liberté system in Europe by the end of 2005.  BSC has completed enrollment in its ATLAS clinical trial, a pivotal study designed to collect data to support regulatory filings for product commercialization in the U.S.  Enrollment began in August 2004 and consists of 872 patients at 72 sites world-wide.  The objectives of the trial are to assess safety and efficacy of TAXUS Liberté at 9 months after completion of an angioplasty procedure.  In May 2005, BSC announced positive thirty-day safety data, as demonstrated by a low overall MACE (Major Adverse Cardiac Events) rate.  BSC has indicated that further data from the ATLAS trial should be available in the second half of 2005, with a potential launch of TAXUS Liberté in the U.S. in mid-2006.

Vascular Wrap™ Program - Our most advanced internal product candidate is our Vascular Wrap™ paclitaxel-eluting mesh product, a biodegradable, synthetic mesh loaded with paclitaxel.  The Vascular Wrap is applied to the outside wall of a vessel following surgery in order to prevent restenosis associated with vascular surgical procedures.  We currently have an ongoing fully-enrolled, 109 patient European clinical trial, a first-in-man study designed to evaluate the safety of the Vascular Wrap when used in conjunction with peripheral bypass surgery utilizing a synthetic vascular graft.  In May 2005, we announced positive six month preliminary safety results from this trial, and we expect to discuss additional data from this study, as well as our plans for additional clinical studies, during the second half of 2005.

Adhibit™ Program – Myomectomy - Our non drug-loaded Adhibit™ adhesion prevention product European study, targeting the indication of uterine fibroids treated surgically by a procedure known as myomectomy, completed enrollment and re-evaluations at the end of 2004.  Final follow-up information is currently being collected and analyzed, and is expected to be finalized and released in the third quarter of 2005.  A decision as to whether the data will be used for CE Mark filing to market a non drug-loaded Adhibit adhesion prevention product in Europe will be made in the second half of 2005.

Peripheral Drug-Eluting Stent Program - In March 2005, Cook Incorporated (“Cook”) commenced a pilot clinical study of a paclitaxel-eluting stent to treat peripheral artery disease in the limbs.  Cook plans to test a paclitaxel-eluting version of its proprietary Zilver® peripheral stent technology in 60 patients at 31 medical facilities in the U.S. with possible trial expansion pending FDA review.  In May, Cook announced a trial to include up to 760 patients at more than 50 sites in Europe, Asia, Australia, Canada and Latin America.  In July, Cook announced enrollment of the first patients in this trial.  The trial will assess the safety and efficacy of this technology in treating peripheral vascular disease in the above-the-knee femoropopliteal artery.

Other Programs of Note - We also have several programs in preclinical stages of development, including our anti-infective central venous catheter program and our intra-articular paclitaxel program for the prevention of post injury contractures and cartilage preservation.  The anti-infective catheter program is expected to enter initial human clinical studies in the fourth quarter of 2005 and the intra-articular paclitaxel program is expected to enter human clinical studies in the first half of 2006.  As a result of these programs and additional early stage research and development initiatives, we expect our research and development expenditures to continue to increase in 2005 and 2006.

We plan to continue to add to our technology and business resources through our internal clinical and research and development programs, product acquisition and in-licensing, and through the acquisition of companies that contribute to our overall corporate strategy.

Critical Accounting Policies and Estimates

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

•

Revenue recognition

•

Research and development costs

•

Goodwill and intangible assets

•

Stock-based compensation

Revenue recognition

We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations in respect to the royalty revenue.  Accordingly, we record royalty revenue derived from BSC’s sales of the paclitaxel-eluting coronary stent upon receipt, which results in a one quarter lag between the time we record royalty revenue and the time the associated sales were recorded by BSC.   We expect to continue to record royalty revenue on a one quarter lag basis until such time as we are able to estimate royalty revenue with a high degree of certainty.

Product sales revenue is recognized when a product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped.  Revenue from product sales is recognized net of provisions for product sales subject to returns and allowances.  These provisions are established in the same period as the related product sales are recorded and are based on estimates and have historically not been significant.

License fees are comprised of initial payments and milestone payments from collaborative licensing arrangements.  Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement.  Initial payments and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement, which varies by each arrangement.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs.  Research and development costs, including in-process research and development and medical technologies used solely in research and development activities and with no alternative future use, are expensed in the year incurred.  For the three and six month periods ended June 30, 2005 we incurred a total of $7.8 million and $15.4 million in research and development costs respectively.  We also incurred $1.0 million for acquired in-process research and development in the six month period ended June 30, 2005.

Goodwill and intangible assets

Goodwill and indefinite life intangible assets are tested for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  When the carrying value of a reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.  Circumstances that could trigger an impairment include adverse changes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition.

Our identifiable intangible assets are primarily comprised of technologies and distribution relationships acquired through our business combinations.  Intangible assets also include in-licensed proven medical technologies.  We amortize intangible assets on a straight-line basis over the estimated life of the technologies, which can be from two to ten years depending on the circumstances and the intended use of the technology.  We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  We review the carrying value of our intangible assets on an annual basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Stock-based compensation

We record compensation expense for stock options issued to employees and non-employees subsequent to October 1, 2002 using the fair value method of accounting for stock-based compensation transactions.  We use the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.  Changes to any of these assumptions, or the use of a different option pricing model (such as the binomial model), could produce different fair value for stock-based compensation, which could have a material impact on our earnings.  For the three and six month periods ended June 30, 2005, we recorded stock-based compensation expense of $1.3 million and $3.3 million respectively.

Agreements

Histogenics Corporation

In May 2005, we entered into a non-exclusive License Agreement with Histogenics Corporation (“Histogenics”) providing Histogenics access to our proprietary biomaterial ChondroGEL™ for use in the field of cartilage, ligament, meniscus and/or tendon repair.  In connection with the license agreement, we received a warrant to purchase Histogenics voting common shares, exercisable at $0.01 per share, such that we received an equivalent to 10% of the fully diluted equity securities of Histogenics outstanding as of May 12, 2005.  We will also be entitled to royalties on future product sales.  As part of the license agreement, we agreed to supply Histogenics with 1,000 ChondroGEL™ kits and to facilitate transfer of ChondroGEL™ manufacturing to Histogenics.  In the three month period ended June 30, 2005, we recorded a license fee of $0.5 million which will be recorded as deferred revenue until we have fulfilled all of our obligations with respect to the agreement.

Broncus Technologies, Inc.

In June 2005, we entered into a non-exclusive License Agreement with Broncus Technologies, Inc. (“Broncus”) allowing Broncus to combine our paclitaxel technology with their Exhale® system to treat emphysema.  In connection with the license agreement, we received a warrant to purchase 2,280,328 shares of Broncus Series E Preferred Stock, exercisable at $0.01 per share.  The warrant vests in increments, with 760,110 shares vesting immediately and the remaining shares vesting based on future regulatory and sales milestones.  In the three month period ended June 30, 2005, we recognized license revenue of $0.5 million in relation to this transaction.  We will also be entitled to royalties on future product sales.

CABG Medical, Inc.

In March 2005, we entered into an exclusive License Agreement with CABG Medical, Inc. (“CABG”). This agreement provided CABG access to our technology to treat restenosis and proliferative disease through the local delivery of the drug paclitaxel in the field of coronary artery bypass grafts.  In connection with the license agreement, we received a warrant to purchase 1,265,823 shares of CABG common stock, exercisable at $0.01 per share.  We will also be entitled to milestone payments upon achievement of identified clinical development objectives and royalties on future product sales.  In a separate transaction, we agreed to purchase up to $10 million of CABG’s common stock at a 15% premium to market value, with a current investment of $5 million and an additional future investment upon CABG’s achievement of certain revenue milestones.  In the three month period ended March 31, 2005, we recognized license revenue of $3.3 million in relation to these transactions.

Results of Operations

(in thousands of U.S.$, except per share data)	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	$	$	$	$
Operating income (loss)	21,801	(9,457)	50,693	(15,534)

Other income (expenses)	1,834	(404)	3,199	(429)

Income (loss) for the period before income taxes	23,635	(9,861)	53,892	(15,963)
Income tax expense (recovery)	8,315	(411)	19,744	(315)
Net income (loss) for the period	15,320	(9,450)	34,148	(15,648)

Basic net income (loss) per share	0.18	(0.11)	0.41	(0.19)
Diluted net income (loss) per share	0.18	(0.11)	0.41	(0.19)

For the three month period ended June 30, 2005 our operating income increased by $31.3 million compared to the same period in the prior year.  This increase was primarily the result of an increase in total royalty revenue of $40.3 million.  The increase in revenue was offset by an increase in expenses of $9.0 million primarily due to an increase in license and royalty fees owing to our licensors based on the royalty revenue we received in the period and increases in our operating expenditures compared to the same period in the prior year.  Other income increased by $2.2 million for the three month period ended June 30, 2005 compared to the same period in the prior year due to a decrease in foreign exchange loss and an increase in investment income.

For the six month period ended June 30, 2005 our operating income increased by $66.2 million compared to the same period in the prior year.  This increase was primarily the result of an increase in total royalty revenue of $87.1 million partially offset by an increase in operating expenses of $18.9 million.  Other income increased by $3.6 million for the six month period ended June 30, 2005 compared to the same period in the prior year due to a decrease in foreign exchange loss and an increase in investment income.

We expect our annual revenue, net income and operating cash flow derived from royalties received on BSC sales of TAXUS stent systems to increase in 2005 as compared to 2004 as a result of several factors, including the contribution of four full quarters of royalty revenues derived from BSC TAXUS stent system sales, continued market penetration of drug-eluting stents in the U.S. and Europe, and a one percentage point (1%) increase in our royalty rate on sales of TAXUS stent systems by BSC as a result of BSC exercising their option on November 23, 2004 to obtain exclusivity to coronary vascular rights in the technology pursuant to our 1997 License Agreement (as amended) with BSC and Cook (the “1997 License Agreement”).

Revenues

(in thousands of U.S.$)	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	$	$	$	$
Royalty revenue –paclitaxel-eluting stents	49,374	10,024	99,396	14,137
Royalty revenue – other	1,367	384	2,644	760
Product sales	2,356	2,958	4,420	7,080
License fees	568	42	3,916	3,307
	53,665	13,408	110,376	25,284

Royalty revenue derived from sales of the paclitaxel-eluting coronary stent systems by BSC was $49.4 million and $99.4 million for the three and six month periods ended June 30, 2005 respectively compared to $10.0 million and $14.1 million for the same periods in the prior year.  Other royalty revenue for the three and six month periods ended June 30, 2005 and 2004 was generated from license agreements related to our other commercial products.   As described in the revenue recognition accounting policy, we currently record royalty revenue derived from paclitaxel-eluting coronary stent system sales upon receipt, which results in a one quarter lag between the time we record our royalty revenue and the time the associated sales were recorded by BSC.  The gross royalty rate earned in the quarter ended June 30, 2005 on BSC’s sales for the period January 1, 2005 to March 31, 2005 was 8.5% for sales in the U.S. (as compared to 8.6% in the previous quarter) and 6.7% for sales in other countries (as compared to 6.6% in the previous quarter).  Total paclitaxel-eluting stent royalty revenue received to date has averaged approximately 7.4% of the eligible drug-eluting stent system net sales earned by BSC and Cook in the U.S., Europe and other world markets (not including Japan).

In the third and fourth quarters of 2005, depending upon total paclitaxel-eluting coronary stent system sales reported to us by BSC, we expect that our royalty revenue may decrease as we reach the maximum royalty revenue threshold with respect to the top tiered royalty rate.  BSC has achieved certain revenue thresholds in the quarter and accordingly our top royalty rate earned on certain sales by BSC decreased by 2%, from 11% to 9%.

Sales of our other commercial products for the three and six month periods ended June 30, 2005 decreased when compared to the same periods in the prior year, primarily due to the elimination of direct product sales revenue from our CoSeal® surgical sealant product (“CoSeal”).  During the quarter ended March 31, 2005, manufacturing responsibility and direct sales of CoSeal had been completely assumed by Baxter, and as a result, our revenue related to sales of CoSeal by Baxter were received as royalties derived from product sales.  We expect total direct non drug-loaded product sales to remain at a similar level in the third and fourth quarters of 2005.

License fees for the three month period ended June 30, 2005 increased when compared to the same period in the prior year primarily as a result of an initial license payment in the form of warrant consideration, with an estimated fair value of $0.5 million, received from Broncus in exchange for a license to use our proprietary paclitaxel technology with their Exhale® system to treat emphysema.   For the six month period ended June 30, 2005, license fees also included recognition of an initial payment, in the form of warrant consideration, from CABG with an estimated fair value of $3.3 million, in exchange for an exclusive license for the rights to license certain of our technology in the field of coronary artery bypass grafts.  License fees for the six month period ended June 30, 2004 consisted of amortization of initial license payments received in prior years, and $2.0 million in milestone payments received from Baxter upon FDA and European approval of the CoSeal manufacturing process.

We expect to receive license and milestone payments in the future from existing and new collaborative arrangements.  The extent and timing of such additional license and milestone payments, if any, will be dependent upon the overall structure of current and proposed agreements and development progress of licensed technology, including the achievement of development milestones by our collaborative partners.

Expenditures

(in thousands of U.S.$)	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	$	$	$	$
License and royalty fees	6,768	2,129	14,810	3,481
Cost of goods sold – product sales	1,692	1,353	3,118	3,513
Research and development	7,756	6,700	15,363	11,863
Selling, general and administrative	12,934	4,684	19,946	9,775
Depreciation and amortization	2,714	1,624	5,446	5,811
Acquired in-process research and development	-	6,375	1,000	6,375
	31,864	22,865	59,683	40,818

License and royalty fees on royalty revenue

License and royalty fee expenses include license and royalty payments due to certain licensors, primarily derived from our paclitaxel-eluting coronary stent system royalty revenue received from BSC.  The significant increase in this expense in the current three and six month periods compared to the same periods in the prior year was directly related to the increase in royalty revenue received when compared to the prior periods.  We expect license and royalty fee expense to continue to be significant for the remainder of 2005 as it is directly related to the royalty revenue expected to be received.

Cost of goods sold

Our gross margin was 28% and 29% for the three and six month periods ended June 30, 2005 respectively compared to 54% and 50% for the three and six month periods ended June 30, 2004 respectively. The lower gross margin can be primarily attributed to manufacturing validation costs incurred in the first half of 2005 related to manufacturing of the VITAGEL™ product.

Research and development

Our research and development expenditures primarily consist of costs for salaries and benefits, clinical studies performed by third parties, contract research, patent procurement costs, materials and supplies, and operating and occupancy expenses incurred to support our overall research and development programs.

Our research and development activities occur in two main areas: (i) discovery and preclinical research; and (ii) clinical research and development.

Our discovery and preclinical research efforts are divided into several distinct areas of activity, including screening and evaluation of pharmaceuticals, evaluation of mechanism of action of pharmaceuticals and filing patents related to our discoveries.  Programs that appear to offer potential medical benefits are subsequently evaluated in laboratory preclinical studies to evaluate their safety, pharmacology and efficacy.  Based on the results of preclinical studies, specific programs may be selected to advance to clinical research and development, with the objective of achieving regulatory approval of a product candidate for human medical use.  The costs associated with discovery and preclinical research are primarily internal labour costs and third party expenses associated with conducting certain preclinical studies.  We expect to continue to expand these efforts in 2005 and 2006.

Clinical research and development refers to internal and external activities associated with clinical studies of product candidates in humans, and advancing such clinical product candidates towards a goal of obtaining regulatory approval to market these product candidates in various geographies.  For any of our clinical trials, expenditures and results are generally affected by the time required to fully enroll patients into the study, the length of follow up required measuring efficacy and safety, the time required for data analysis and the submission deadlines for presentation at medical conferences.  The costs primarily associated with these activities are internal labour and external third party clinical research organization, physician and direct patient treatment related expenditures.  We expect clinical trial expenditures to increase in 2005 and 2006, as we plan to commence new trials based on current preclinical activities and progress current clinical trials into new phases and locations.

Research and development expenses by project for the three and six month periods ended June 30, 2005 and June 30, 2004 were as follows:

(in thousands of U.S.$)	Three months Ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	$	$	$	$
Approved products:
Paclitaxel-eluting Coronary Stent	-	114	-	205
Other	166	167	316	576
	166	281	316	781
Ongoing clinical programs:
Vascular Wrap™ Paclitaxel-eluting Mesh	668	1,362	1,456	1,883
Adhibit™ Adhesion Prevention Gel - Myomectomy	224	275	539	494
PAXCEEDTM Micellar Paclitaxel Rheumatoid arthritis - Phase 2	382	328	525	558
	1,274	1,965	2,520	2,935
Concluded clinical programs:
Adhibit™ Adhesion Prevention Gel - Endometriosis	73	856	440	1,349
CoSeal® Surgical Sealant - Pulmonary	10	10	27	114
Other	-	4	-	13
	83	870	467	1,476

Discovery and pre-clinical research	5,935	3,574	10,739	6,489

Angiotech BioMaterials Corp. consolidation	154	-	366	-

Stock-based compensation	489	604	1,690	1,226

Less: Depreciation, amortization and intercompany charges allocated above	(345)	(594)	(735)	(1,044)

Total research and development	7,756	6,700	15,363	11,863

Research and development expenditures for the three month period ended June 30, 2005 primarily consisted of salaries, benefits and stock-based compensation of $2.9 million, patent related costs of $1.2 million, external clinical trial expenditures of $0.8 million, preclinical contract research of $0.6 million and consulting of $0.8 million.  The remaining expenditures included lab supplies, travel, occupancy and other research and development operating costs of $1.5 million.

Total research and development expenditures for the three month period ended June 30, 2005 increased by $1.1 million compared to the three month period ended June 30, 2004 and increased by $0.1 million compared to the previous three month period ended March 31, 2005.  The increase in expenditures for the current three month period compared to the same period in the prior year was primarily due to an increase in patent procurement related costs of $0.7 million and an increase in consulting expenses of $0.8 million, partially offset by a decrease in clinical trial expenditures of $0.7 million due to the timing of clinical trial activities.  The slight increase in expenditures for the current three month period compared to the three month period ending March 31, 2005 was primarily due to an increase in consulting costs of $0.8 million partially offset by a decrease in stock based compensation expense of $0.7 million.

Total research and development expenditures for the six month period ended June 30, 2005 increased by $3.5 million compared to the six month period ended June 30, 2004.  The increase was primarily due to increases in salaries and benefits expense, including stock-based compensation of $0.8 million, patent procurement related costs of $1.8 million and consulting costs of $0.8 million.

We expect to continue to incur substantial research and development expenses in the future due to the continuation and expansion of our research and development programs, potential technology in-licensing and regulatory related expenses; preclinical testing of various products under development; and the planned initiation and continuation of various human clinical studies in 2005 and 2006. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs.  Success of any clinical program may increase overall research and development expenditures due to the expansion and/or acceleration of the clinical program.

Selling, general and administrative expenses

Selling, general and administrative expenditures for the three month period ended June 30, 2005 increased by $8.3 million compared to the same period in the prior year and increased by $5.9 million compared to the previous three month period ended March 31, 2005.  Selling, general and administrative expenditures for the three month period ended June 30, 2005 by type of costs incurred included salaries, benefits and stock-based compensation of $3.5 million, professional service fees of $3.9 million, a one-time expense relating to a European patent opposition proceeding of $3.6 million, business insurance policy premiums of $0.3 million, and other operating and occupancy costs of $1.6 million.  The increase in expenditures for the three month period ended June 30, 2005 compared to the same period in the prior year was primarily due to a one-time expense to accrue an amount due to a party to a European patent opposition proceeding of $3.6 million.  There was also an increase in salaries and benefits of $1.3 million primarily due to an increase in the number of employees required to support our growing operations and an increase in professional service fees of $2.9 million due to an increase in certain patent and litigation related activities.  The increase in expenditures in the current three month period compared to the three month period ending March 31, 2005 was primarily due to the previously mentioned one-time expense of $3.6 million, and an increase in professional service fees.

Total selling, general and administrative expenditures for the six month period ended June 30, 2005 increased by $10.2 million compared to the six month period ended June 30, 2004.  The increase was primarily due to the one-time costs relating to a European patent opposition proceeding, an increase in salaries and benefits expense, including stock-based compensation, of $2.0 million and an increase in professional service fees of $3.9 million.

Excluding the one-time costs relating to a European patent opposition proceeding in the current quarter, we expect that selling, general and administration expenditures will remain at a similar level for the remaining quarters of 2005; however, expenditures could fluctuate based on the number of additional potential acquisition and in-licensing transactions that we may undertake, and the extent of legal efforts to support our intellectual property portfolio.

Depreciation and amortization

Depreciation and amortization expense relates to the depreciation of property and equipment, and the amortization of licensed technologies and identifiable intangible assets purchased through business combinations.  Depreciation and amortization expense of $2.7 million for the three month period ended June 30, 2005 included $2.0 million related to the amortization of licensed and acquisition related intangible assets, compared to $0.8 million for the same period in the prior year.  The increase in the current period was due to amortization on intangible asset additions.  For the six month period ended June 30, 2005, depreciation and amortization expense decreased by $0.4 million due to the acceleration of amortization of the CoSeal surgical sealant identifiable asset upon FDA and European approval of the manufacturing process transfer to Baxter in the prior six month period, partially offset by amortization of intangible asset additions in the current six month period.

We expect depreciation and amortization expense to remain at a similar level for the remaining quarters of 2005.

Acquired in-process research and development

In March 2005, we recorded an in-process research and development expense of $1.0 million for a license payment due to Poly-Med, Inc. (“Poly-Med”), pursuant to a milestone being met.  The amount was expensed for accounting purposes as it relates to unproven, early stage technology.   We have a potential further commitment of $1.0 million under this agreement, subject to further milestones being met in 2006.  We expect to have further acquired in-process research and development expenditures in future periods as we continue to in-license or acquire early stage technologies.

Segment Reporting

We have one operating segment: drug-eluting medical devices and biomaterials.  Our chief decision makers review revenues by each product within this segment and evaluate overall company results based on net income for the company as a whole.

Other Income (Expense)

(in thousands of U.S.$)	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	$	$	$	$
Foreign exchange loss	(688)	(2,052)	(1,152)	(3,350)
Investment and other income	2,522	1,648	4,351	2,921
	1,834	(404)	3,199	(429)

The net foreign exchange loss for the three and six month periods ended June 30, 2005 and June 30, 2004 was the result of  a weaker Canadian dollar (relative to the U.S. dollar) when translating our Canadian dollar denominated cash, cash equivalents and short-term investments to U.S. dollars at period end.  The U.S. dollar to Canadian dollar exchange ratio decreased from .831 on December 31, 2004 to .816 on June 30, 2005 resulting in a foreign exchange loss on the Canadian dollar denominated investments that we held throughout the period.  The foreign exchange loss for the comparative three and six month periods ended June 30, 2004 was also a result of the weaker Canadian dollar (relative to the U.S. dollar) when translating our Canadian dollar cash, cash equivalents and short-term investments to U.S. dollars at period end.

Investment and other income for the three and six month periods ended June 30, 2005 increased compared to the same periods in the prior year due to a higher balance of cash available for investment from operating activities and higher investment yields earned.  The average investment yield for the three month period ended June 30, 2005 was 2.9% compared to 1.5% for the three month period ended June 30, 2004.

Income Tax

Income tax expense for the three month period ended June 30, 2005 was $8.3 million compared to an income tax recovery of $0.4 million for the same period in the prior year.  The current period expense consisted of current and deferred income tax expense of $9.3 million on income from Canadian operations, a deferred income tax recovery of $0.4 million on the amortization of intangible assets and other miscellaneous tax recovery items of $0.6 million.

For the six month period ended June 30, 2005, income tax expense was $19.7 million compared to an income tax recovery of $0.3 million for the same period in the prior year.  The current period expense consisted of current and deferred income tax expense of $21.3 million on income from Canadian operations, a deferred income tax recovery of $0.8 million on the amortization of intangible assets and other miscellaneous tax recovery items of $0.8 million.

Liquidity and Capital Resources

At June 30, 2005 we had working capital of approximately $208.9 million and cash resources, comprised of cash, cash equivalents and available for sale debt securities, in the amount of $369.8 million.  In aggregate, our cash resources increased by $35.8 million from $334.0 million at March 31, 2005.  At June 30, 2005, we retained $32.6 million (CDN $39.9 million) denominated in Canadian currency in order to meet our anticipated Canadian operating and capital expenditures in future periods.

We expect that our existing cash resources and cash generated from operations should be sufficient to satisfy the funding of existing product development programs, contractual obligations, and other operating and capital requirements, including potential acquisitions and in-licensing of technologies, on both a short-term and long-term basis.  The amounts of the expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent and may require us to raise additional funds through debt or equity offerings.  We anticipate continued and expanded involvement in clinical trials and the completion of these trials may take several years.

Cash Flows

(in thousands of U.S.$)	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	$	$	$	$
Cash provided by (used in) operating activities	37,934	291	57,067	(2,386)
Cash used in investing activities	(51,313)	(169,680)	(97,521)	(196,403)
Cash provided by financing activities	44	2,260	1,699	6,224
Net decrease in cash and cash equivalents	(13,335)	(167,129)	(38,755)	(192,565)
Cash and cash equivalents, beginning of period	92,824	238,693	118,244	264,129
Cash and cash equivalents, end of period	79,489	71,564	79,489	71,564

Cash provided by operating activities for the three month period ended June 30, 2005 was $37.9 million compared to $0.3 million in the three month period ended June 30, 2004.  For the current three month period, cash provided by operating activities was derived from royalties received from BSC of $49.4 million and other revenues of $3.7 million, partially offset by operating expenses of $24.8 million.  There were also net changes in non-cash working capital items that provided cash of $9.6 million, primarily due to an increase in accounts payable and accrued liabilities.  For the three month period ended June 30, 2004, cash provided by operating activities was derived from royalties received from BSC of $10.0 million and other revenues of $3.3 million, offset by operating expenses of $14.2 million.  There were also net changes in non-cash working capital items that provided cash of $1.2 million.

Cash provided by operating activities for the six month period ended June 30, 2005 was primarily derived from royalties received from BSC of $99.4 million and other revenues of $7.1 million, partially offset by operating expenses of $51.3 million.  There were also net changes in non-cash working capital items that provided cash of $1.9 million.  For the six month period ended June 30, 2004, cash used by operating activities was derived from royalties received from BSC of $14.1 million and other revenues of $9.8 million, offset by operating expenses of $29.4 million.  There were also net changes in non-cash working capital items that provided cash of $3.1 million

Net cash used in investing activities for the three month period ended June 30, 2005 was $51.3 million compared to $169.7 million for the same period in the prior year.   Net cash used in investing activities for the six month period ended June 30, 2005 was $97.5 million compared to $196.4 million for the same period in the prior year.  In all cases, the use of cash was primarily due to purchases of short-term and long-term investments, net of proceeds from redemptions.

Net cash provided by financing activities for the three and six month periods ended June 30, 2005 and 2004 primarily consisted of cash received from the exercise of stock options.  Employees exercised 3,817 and 158,378 stock options during the three and six month periods ended June 30, 2005 respectively for cash proceeds of $44,000 and $1.7 million, compared to 227,443 and 636,713 stock options exercised for the same periods in the prior year respectively for cash proceeds of $2.3 million and $6.6 million.

Contractual Obligations

At June 30, 2005, we did not have any off-balance sheet arrangements, relationships with any special purpose entities or commercial commitments with related parties.  Our only contractual obligations are in the form of operating leases and future research and development expenditures in the normal course of business.  Our significant contractual obligations include:

•

operating leases on office and laboratory space with various expiries through July 2019; and

•

an additional payment of $1.0 million on the Poly-Med license agreement subject to future performance.

(in thousands of U.S.$)	Payments due by period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years

Operating leases	21,755	1,780	3,411	3,178	13,386
License agreement obligations	1,000	1,000	-	-	-
Total obligations	22,755	2,780	3,411	3,178	13,386

Risks Related to Our Business

BSC is involved in several legal proceedings concerning challenges to its stent business.  As an example, on June 21, 2005, a Delaware jury held BSC’s TAXUS Express drug eluting stent and its Liberté and Express bare metal stents infringe the Palmaz Schatz patent (U.S. 4,739,762) and the Gray patent (U.S. 5,895,406) which are both owned by Cordis Corporation (“Cordis”), a subsidiary of Johnson & Johnson Inc (“JNJ”).  On July 1, 2005, the jury held that Cordis/JNJ’s Bx VELOCITY, Bx SONIC, CYPHER and PALMAZ GENESIS stents infringe BSC’s Jang patent (U.S. 5,922,021) and that Cordis/JNJ’s CYPHER stent infringed BSC’s Ding patent (U.S. 6,120,536).  Cordis is not seeking injunctive relief against the TAXUS Express stent.  Although the Palmaz Schatz patent expires at the end of this year, the Gray patent does not expire until 2016.  Cordis has indicated that it will assert the claims of the Gray patent against the TAXUS Liberté stent if and when it is launched.  If Cordis were to seek an injunction and if it were successful, BSC would not be able to sell the TAXUS Liberté stent in the U.S. until the Gray patent expires, unless the injunction were lifted or BSC were able to complete clinical trials for a version of the product using another stent design that does not infringe the claims of the Gray patent.  As a result, if Cordis were to obtain an injunction, our revenue as a result of sales of the TAXUS Liberté stent would likely be significantly reduced.  Thus, our royalty revenue relating to paclitaxel-eluting coronary stents depends on BSC’s ability to continue to sell its TAXUS Express2 stent and launch and sell the TAXUS Liberté stent in the U.S.   As another example, BSC is involved in breach of contract litigation with Medinol, Ltd. for sales of TAXUS Express paclitaxel-eluting and Express bare metal stents.  The trial is currently pending in the Southern District of New York.  We expect that our licensee may be involved in other material legal proceedings in the future relating to the drug-eluting stent.

As part of our patent strategy, we have filed a variety of patent applications internationally, including in Europe and Japan.  Pursuant to the review of patents in those countries, an opposition can be filed by a third-party after the granting of a patent.  Oppositions have been filed regarding four of our granted European patents that relate to certain products (EP0706376, EP0711158, EP0809515 and EP1155690).  The oppositions against European Patent Nos. EP7011158, EP0809515 and EP1155690 are at an early stage.  The opposition against European Patent No. EP0706376 has had recent activity.  On January 24, 2005, the European Patent Office Opposition Division announced a favorable ruling and maintained the validity of our Patent No. EP0706376 with various claims, including claims to stents coated with a composition of paclitaxel and a polymeric carrier.  None of the original parties to the proceedings has filed an Appeal of this decision.  Two parties (Conor Medsystems Inc. and Sahajanand Medical Technologies Pvt. Ltd.) have filed Notices of Intervention and of Appeal, but these have not yet been accepted by the European Patent Office.  An opposition has also been filed by a third party against one of our Japanese patents that relate to stents (No. 3423317).  In this case we have received a notice from the Japanese Patent Office providing reasons for revocation of this patent. Under Japanese Patent Office procedures, until receiving this notice, we had not been afforded an opportunity to respond to arguments made by the third party in the opposition to this patent. We are now permitted to file a response to amend the claims of the patent at the Japanese Patent Office, after which time the Japanese Patent Office will examine the patent further on its merits. The Japanese Patent Office will either maintain the patent as amended, which may narrow the scope of the protection afforded by the patent, or issue a decision revoking the patent. Such a revocation decision can be appealed to the Intellectual Property High Court of Japan. The ultimate outcomes of the Japanese and European oppositions, including appeals, are uncertain at this time.

In connection with maintaining the value of our various intellectual property and exclusivity rights, we regularly evaluate the activities of others worldwide. Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others.  Should it become necessary to protect those rights, we will pursue all available strategies, including when appropriate negotiation or litigation in any relevant jurisdiction.  For example, on February 1, 2005, we announced that together with BSC, we commenced a legal action in the Netherlands against Conor Medsystems, Inc. for patent infringement.  On February 18, 2005, a claim was filed by Conor Medsystems in a court in the United Kingdom alleging that one of our stent patents is invalid and seeking to have that patent revoked.  On March 31, 2005, a claim was filed by Conor Medsystems in a court in Australia, alleging invalidity of three of our Australian patents.  On April 4, 2005, Angiotech and BSC commenced legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. for patent infringement. The outcomes of these legal proceedings are uncertain at this time.  We intend to pursue and to defend against, to the fullest, any and all actions of third parties respecting our extensive patent portfolio and pioneering technology.  Any failure to obtain and protect intellectual property could adversely affect our business and our ability to operate could be hindered by the proprietary rights of others.

We anticipate that a majority of our revenue for the next few years will be derived from and dependent upon BSC.  We do not have control over the sales and marketing effort, the stent pricing, production, volumes, distribution or the regulatory environment related to BSC’s paclitaxel-eluting coronary stent program.  Our involvement is limited to the terms of the 1997 License Agreement, as amended, which provides for the receipt of royalty revenue based on the net sales of BSC and specifies the applicable royalty rates.  During the six month period ended June 30, 2005, revenue from BSC represents approximately 90% of our total revenue.

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters.  This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as the December 31, 2004 annual audited consolidated financial statements.  These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2004 and the fifteen month period ended December 31, 2003.

(in thousands of U.S.$, except per share data)	Three months ended June 30, 2005 (Q2)	Three months ended March 31, 2005 (Q1)	Three months ended December 31, 2004 (Q4)	Three months ended September 30, 2004 (Q3)
	$	$	$	$
Total revenues	53,665	56,711	61,227	44,269

Operating income	21,801	28,892	31,311	22,092

Other income	1,834	1,365	3,786	4,449

Income for the period	15,320	18,828	41,481	26,619

Basic income per share	0.18	0.22	0.49	0.32
Diluted income per share	0.18	0.22	0.48	0.31

(in thousands of U.S.$, except per share data)	Three months ended June 30, 2004 (Q2)	Three months ended March 31, 2004 (Q1)	Three months ended December 31, 2003 (Q5)	Three months ended September 30, 2003 (Q4)
	$	$	$	$
Total revenues	13,408	11,876	10,306	4,279

Operating loss	(9,457)	(6,077)	(8,652)	(6,064)

Other income (expenses)	(404)	(25)	(8,568)	53

Loss for the period	(9,450)	(6,198)	(17,220)	(6,011)

Basic and diluted loss per share	(0.11)	(0.07)	(0.21)	(0.09)

Total revenue increased significantly in the last four quarters as a result of higher amounts of royalty revenue from BSC.  These were the first four full quarters of royalty revenue that we received from BSC subsequent to BSC receiving FDA approval in March 2004 to sell its paclitaxel-eluting stent systems in the U.S.  Revenue had increased steadily over the previous five quarters after our corporate partners received approval for the commercial sale of the paclitaxel-eluting stent systems in Europe and other world markets (excluding the U.S. and Japan), however the U.S. approval resulted in a more notable increase.  Prior to the first quarter of 2004, revenue increases were also a result of commercial product sales and license fees earned by one of our subsidiaries which we acquired in the second quarter of 2003.  Royalty revenue in the third quarter of 2005 will depend upon total paclitaxel-eluting coronary stent system sales reported to us by BSC.  BSC has achieved certain revenue thresholds in the quarter and accordingly our top royalty rate earned on certain sales by BSC decreased by 2%, from 11% to 9%.

We recorded operating income in the last four quarters as a result of the increase in royalty revenue.  The previous quarters’ operating losses fluctuated based on our research and development activities, acquired in-process research and development expenditures and corporate activity, including acquisitions.  Other income (expenses) has been shown separately as the fluctuations in this category can be significant on a quarterly basis, primarily due to foreign exchange gains or losses on our U.S. or Canadian dollar denominated cash and cash equivalents and our short-term and long-term investments.

Outstanding Share Data

As of June 30, 2005, there were 84,116,328 common shares issued and outstanding for a total of $457.9 million in share capital.  At June 30, 2005, we had 8,314,145 CDN dollar stock options outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 6,783,429 were exercisable) at a weighted average exercise price of CDN$16.80.  We also had 203,500 U.S. dollar stock options outstanding in this plan at June 30, 2005, (of which 19,114 were exercisable) at a weighted average exercise price of U.S. $17.61. As of June 30, 2005, there were 78,434 stock options outstanding in the BioMaterials stock option plans (of which 78,434 were exercisable) at a weighted average exercise price of US $11.06.

As of July 25, 2005, there were 84,123,983 common shares issued and outstanding for a total of $458.0 million in share capital and there were 8,242,697 CDN dollar stock options outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 6,894,217 were exercisable) at a weighted average exercise price of CDN$16.68.  There were also 203,500 U.S. dollar stock options outstanding in this plan at July 25, 2005, (of which 23,356 were exercisable) at a weighted average exercise price of U.S. $17.61.  As of July 25, 2005, there were 75,862 stock options outstanding in the BioMaterials stock option plans (of which 75,862 were exercisable) at a weighted average exercise price of US $11.23.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patents liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities; other factors referenced in our filings with the Securities and Exchange Commission; and any other factors that may affect performance.

While we believe that our available cash, working capital, expected royalty revenue and estimated funding from corporate partnerships, should be sufficient to finance our operating and capital needs for short-term and long-term requirements, our funding needs may vary depending upon a number of factors including: progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; potential acquisitions and technological and market developments. Consequently, we may need to raise additional funds to continue to conduct our research and development programs and to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval.  In such an event, we intend to seek additional funding through debt, public or private financings, arrangements with corporate partners, and from other sources.  No assurance can be given that additional funding will be available on favourable terms, or at all.  If adequate capital is not available, we may have to substantially reduce or eliminate expenditures in our operations.  Insufficient financing may also require that we relinquish rights to certain of our technologies that we would otherwise develop.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with our business. Operating risks include (i) our ability to successfully complete preclinical and clinical development of our products, (ii) the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products, (iii) decisions, and the timing of decisions made by health regulatory agencies regarding approval of our technology and products, (vi) the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products, (v) market acceptance of our technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance our activities.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

ANGIOTECH PHARMACEUTICALS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Second quarter ended June 30, 2005

(unaudited)

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at	June 30,	December 31,
(in thousands of U.S.$)	2005	2004
	$	$
ASSETS
Current
Cash and cash equivalents	79,489	118,244
Short-term investments [note 3]	146,145	153,240
Accounts receivable	2,045	2,467
Inventories [note 4]	3,182	1,455
Deferred income taxes	6,005	15,490
Other current assets	1,514	1,773
Total current assets	238,380	292,669
Long-term investments [note 3]	179,023	71,711
Property and equipment [note 5]	15,995	15,677
Intangible assets [note 6]	61,231	65,246
Goodwill	33,346	33,346
Other assets	375	428
	528,350	479,077
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 7]	18,754	21,332
Income taxes payable	8,972	3,037
Deferred revenue – current portion	1,731	-
Total current liabilities	29,457	24,369
Deferred revenue	2,737	2,000
Deferred leasehold inducement	2,843	2,860
Deferred income taxes	6,167	8,022
	11,747	12,882
Commitments and contingencies [note 9]
Shareholders’ equity
Share capital [note 8] Authorized:
200,000,000 common shares
50,000,000 Class I Preference shares
Common shares issued and outstanding:
June 30, 2005 - 84,116,328
December 31, 2004 - 83,957,950	457,903	451,532
Additional paid in capital	17,598	14,335
Accumulated other comprehensive income	21,917	20,379
Accumulated deficit	(10,272)	(44,420)
Total shareholders’ equity	487,146	441,826
	528,350	479,077

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of U.S.$, except share and per share data)	2005	2004	2005	2004
	$	$	$	$
REVENUE
Royalty revenue	50,741	10,408	102,040	14,897
Product sales	2,356	2,958	4,420	7,080
License fees	568	42	3,916	3,307
	53,665	13,408	110,376	25,284
EXPENSES
License and royalty fees	6,768	2,129	14,810	3,481
Cost of goods sold – product sales	1,692	1,353	3,118	3,513
Research and development	7,756	6,700	15,363	11,863
Selling, general and administration	12,934	4,684	19,946	9,775
Depreciation and amortization	2,714	1,624	5,446	5,811
Acquired in-process research and development	-	6,375	1,000	6,375
	31,864	22,865	59,683	40,818
Operating income (loss)	21,801	(9,457)	50,693	(15,534)
Other income (expenses):
Foreign exchange loss	(688)	(2,052)	(1,152)	(3,350)
Investment and other income	2,522	1,648	4,351	2,921
Total other income (expenses)	1,834	(404)	3,199	(429)
Income (loss) for the period before income taxes	23,635	(9,861)	53,892	(15,963)
Income tax expense (recovery)	8,315	(411)	19,744	(315)
Net income (loss) for the period	15,320	(9,450)	34,148	(15,648)

Basic net income (loss) per common share	0.18	(0.11)	0.41	(0.19)
Diluted net income (loss) per common share	0.18	(0.11)	0.41	(0.19)
Basic weighted average number of common shares outstanding (in thousands)	84,116	83,630	84,083	83,506
Diluted weighted average number of common shares outstanding (in thousands)	84,153	83,630	84,120	83,506

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

	Common Shares			Accumulated Other Comprehensive Income	Comprehensive Income	Accumulated Deficit	Total Shareholders’ Equity
(in thousands of U.S.$, except share amounts)	Shares	Amount	Additional paid in capital
	#	$	$	$	$	$	$
Balance at December 31, 2004	83,957,950	451,532	14,335	20,379		(44,420)	441,826
Exercise of stock options	154,561	1,655	-	-	-	-	1,655
Stock-based compensation	-	-	1,979	-	-	-	1,979

Income tax benefit on share issuance costs		2,336					2,336

Unrealized loss on available for sale securities	-	-	-	(4,762)	(4,762)	-	(4,762)

Reclassification of unrealized loss on available for sale securities				8	8	-	8
Net income for the period	-	-	-	-	18,828	18,828	18,828

Comprehensive income for the period					14,074

Balance at March 31, 2005	84,112,511	455,523	16,314	15,625		(25,592)	461,870
Exercise of stock options	3,817	44	-	-	-	-	44
Stock-based compensation	-	-	1,284	-	-	-	1,284

Income tax benefit on share issuance costs	-	2,336	-	-	-	-	2,336
Unrealized gain on available for sale securities	-	-	-	6,257	6,257	-	6,257
Reclassification of unrealized loss on available for sale securities	-	-	-	35	35	-	35
Net income for the period	-	-	-	-	15,320	15,320	15,320

Comprehensive income for the period					21,612

Balance at June 30, 2005	84,116,328	457,903	17,598	21,917		(10,272)	487,146

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of U.S.$)	2005	2004	2005	2004
	$	$	$	$
OPERATING ACTIVITIES
Net income (loss) for the period	15,320	(9,450)	34,148	(15,648)
Add items not involving cash:
Depreciation and amortization	2,836	1,639	5,690	5,949
Unrealized foreign exchange gain	803	599	731	555
Deferred leasehold inducement	(9)	(66)	(17)	(93)
Gain on sale of investment	-	(547)	-	(547)
Deferred income taxes	6,628	(85)	12,303	(295)
Equity income	-	-	-	(140)
License fees	(500)	-	(3,848)	-
Stock-based compensation expense	1,284	1,283	3,263	2,460
Acquired in-process research and development	-	6,375	1,000	6,375
Deferred revenue	1,947	(702)	1,947	(4,135)
Net change in non-cash working capital items relating to operations [note 11]	9,625	1,245	1,850	3,133
Cash provided by (used in) operating activities	37,934	291	57,067	(2,386)
INVESTING ACTIVITIES
Purchase of short-term investments	(74,219)	(161,891)	(140,712)	(188,049)
Proceeds from short-term investments	87,824	37,175	146,650	55,969
Purchase of long-term investments	(70,674)	(14,830)	(108,676)	(43,163)
Proceeds from long-term investments	8,080	3,113	8,080	13,200
Purchase of property and equipment	(1,324)	(1,475)	(1,863)	(2,528)
Acquisition of subsidiaries, net of cash acquired	-	-	-	(60)
Acquired in-process research and development	(1,000)	(6,375)	(1,000)	(6,375)
Restricted cash	-	(25,000)	-	(25,000)
Other assets	-	(397)	-	(397)
Cash used in investing activities	(51,313)	(169,680)	(97,521)	(196,403)
FINANCING ACTIVITIES
Share issuance costs	-	-	-	(375)
Proceeds from stock options exercised	44	2,260	1,699	6,599
Cash provided by financing activities	44	2,260	1,699	6,224
Net decrease in cash and cash equivalents during the period	(13,335)	(167,129)	(38,755)	(192,565)
Cash and cash equivalents, beginning of period	92,824	238,693	118,244	264,129
Cash and cash equivalents, end of period	79,489	71,564	79,489	71,564

See accompanying notes to the consolidated financial statements

ANGIOTECH PHARMACEUTICALS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Angiotech Pharmaceuticals, Inc. (the “Company”), is incorporated under the Business Corporations Act (British Columbia). The Company is a specialty pharmaceutical company that discovers and develops treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury or trauma.

1.   BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information.  Accordingly, certain information and footnote disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations.  These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2004 filed with the appropriate securities commissions. These unaudited interim consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP"), except as disclosed in note 12.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows as at June 30, 2005 and for all periods presented, have been made.  The results of operations for the three and six month periods ended June 30, 2005 are not necessarily indicative of the results for the full year ending December 31, 2005.

All amounts herein have been expressed in United States dollars unless otherwise noted.

2.   SIGNIFICANT ACCOUNTING POLICIES

All accounting policies are the same as described in note 3 to the Company’s audited consolidated financial statements for the year ended December 31, 2004 included in the Company’s 2004 Annual Report filed with the appropriate securities commissions.

Recent pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro-forma disclosure or the prospective recognition adopted by the Company in fiscal 2003.  The Company is required to adopt SFAS 123(R) on January 1, 2006.  Accordingly, from this date, compensation expense will be recognized for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to October 1, 2002 that were previously disclosed on a pro-forma basis.  The adoption of SFAS 123(R) will not have a material effect on the Company’s consolidated financial statements.

3.   SHORT AND LONG-TERM INVESTMENTS

	Cost	Gross unrealized gains	Gross unrealized losses	Approximate market and carrying value
(in thousands of U.S.$)	$	$	$	$
June 30, 2005
Available for sale equity securities	34,453	3,083	(2,678)	34,858
Available for sale debt securities	290,812	3	(505)	290,310
	325,265	3,086	(3,183)	325,168
		Gross	Gross	Approximate
	Cost	unrealized gains	unrealized losses	market and carrying value
(in thousands of U.S.$)	$	$	$	$
December 31, 2004
Available for sale equity securities	25,007	-	(1,200)	23,807
Available for sale debt securities	201,579	2	(437)	201,144
	226,586	2	(1,637)	224,951

4.   INVENTORIES

(in thousands of U.S.$)	June 30, 2005 $	December 31, 2004 $
Raw materials	1,103	941
Work in process	1,039	100
Finished goods	1,040	414
	3,182	1,455

5.   PROPERTY AND EQUIPMENT

	Cost	Accumulated depreciation	Net book Value
(in thousands of U.S.$)	$	$	$
June 30, 2005
Computer equipment	4,927	2,890	2,037
Research equipment	3,896	2,051	1,845
Manufacturing equipment	1,735	962	773
Office furniture and equipment	1,878	847	1,031
Leasehold improvements	7,894	3,003	4,891
Building	3,039	121	2,918
Land	2,500	-	2,500
	25,869	9,874	15,995
		Accumulated	Net book
	Cost	depreciation	Value
(in thousands of U.S.$)	$	$	$
December 31, 2004
Computer equipment	4,478	2,387	2,091
Research equipment	3,489	1,775	1,714
Manufacturing equipment	1,722	796	926
Office furniture and equipment	1,644	699	945
Leasehold improvements	7,088	2,566	4,522
Building	3,039	60	2,979
Land	2,500	-	2,500
	23,960	8,283	15,677

6.   INTANGIBLE ASSETS

	Cost	Accumulated amortization	Net book Value
(in thousands of U.S.$)	$	$	$
June 30, 2005
Licensed technologies	34,326	3,171	31,155
Acquired technologies	33,907	13,654	20,253
Distribution relationships	8,699	797	7,902
Other	2,759	838	1,921
	79,691	18,460	61,231
	Cost	Accumulated amortization	Net book Value
(in thousands of U.S.$)	$	$	$
December 31, 2004
Licensed technologies	34,326	1,427	32,899
Acquired technologies	33,907	12,197	21,710
Distribution relationships	8,699	363	8,336
Other	2,759	458	2,301
	79,691	14,445	65,246

7.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2005	December 31, 2004
(in thousands of U.S.$)	$	$
Trade accounts payable	3,278	2,149
Accrued license and royalty fees	6,716	14,455
Employee-related accruals	2,777	2,618
Other accrued liabilities	5,983	2,110
	18,754	21,332

8.   SHARE CAPITAL

During the three and six month periods ended June 30, 2005, the Company issued 3,817 and 158,378 common shares, respectively, upon exercise of stock options.

(a)

Stock Options

Angiotech Pharmaceuticals, Inc. (“Angiotech”)

In January 2004, the shareholders approved the adoption of the 2004 Stock Option Plan (“2004 Plan”) which superceded the previous stock option plans.  The 2004 Plan incorporated all of the options granted under the previous stock option plan and, in total, provides for the issuance of non-transferable options to purchase up to 9,960,270 common shares to employees, officers, directors of the Company, and persons providing ongoing management or consulting services to the Company.  The exercise price of the options is fixed by the Board of Directors but generally will be at least equal to the market price of the common shares at the date of grant and for options granted under the 2004 Plan, the term may not exceed five years.  For options grandfathered from the previous stock option plans, the term did not exceed 10 years.  Options granted are also subject to certain vesting provisions.

A summary of the stock option transactions for the six months ended June 30, 2005 is as follows:

	No. of Optioned Shares	Weighted average exercise price (in CDN $)
Outstanding at December 31, 2004	8,353,816	$16.97
Granted	152,500	$21.54
Exercised	(72,827)	$13.53
Forfeited	(169,050)	$29.20
Outstanding at March 31, 2005	8,264,439	$16.84
Granted	75,000	$16.11
Exercised	(3,817)	$14.31
Forfeited	(21,477)	$29.18
Outstanding at June 30, 2005	8,314,145	$16.80

These options expire at various dates from February 5, 2006 to March 5, 2013.

	No. of Optioned Shares	Weighted average exercise price (in US $)
Outstanding at December 31, 2004	-	-
Granted	203,500	$17.61
Outstanding at March 31 and June 30, 2005	203,500	$17.61

These options expire at various dates from January 26, 2010 to January 30, 2010.

Angiotech BioMaterials, Corp. (“BioMaterials”)

On January 31, 2003, upon the acquisition of BioMaterials, the Company assumed a total of 1,101,488 stock options outstanding under BioMaterials stock option plans including the 1998 Stock Option Plan.  Under the 1998 Stock Option Plan, options may be granted to the BioMaterials’ employees and consultants.  The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed ten years.  Options granted are also subject to certain vesting provisions.  Each BioMaterials stock option is converted into one Angiotech common share upon exercise.

A summary of the BioMaterials stock option transactions for the six months ended June 30, 2005 is as follows:

	No. of Optioned Shares	Weighted average exercise price
Outstanding at December 31, 2004	169,056	US $11.45
Exercised	(81,734)	US $10.52
Forfeited	(7,860)	US $23.68
Outstanding at March 31, 2005	79,462	US $11.19
Exercised	-	-
Forfeited	(1,028)	US $20.80
Outstanding at June 30, 2005	78,434	US $11.06

These options expire at various dates from August 9, 2006 to June 3, 2013.

Stock options outstanding

The options outstanding under all option plans are as follows:

	Options outstanding June 30, 2005			Options exercisable June 30, 2005
Range of exercise prices	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of common shares issuable	Weighted average exercise price
The following options granted under the Angiotech plan are exercisable in CDN$:
$0.69	114,000	0.60	$0.69	114,000	$0.69
$2.25-$3.03	401,312	3.30	$2.80	401,312	$2.80
$3.75-$4.24	503,614	4.44	$4.23	503,614	$4.23
$11.46-$14.84	3,133,376	6.24	$13.58	2,707,148	$13.60
$15.10-$19.75	1,444,857	5.48	$16.87	1,328,574	$16.96
$21.39-$32.90	2,716,986	5.14	$25.55	1,728,781	$23.89
	8,314,145	5.42	$16.80	6,783,429	$15.33
The following options granted under the Angiotech plan are exercisable in US$:
$17.20-$18.00	203,500	4.58	$17.61	19,114	$17.65
	203,500	4.58	$17.61	19,114	$17.65
The following options granted under the BioMaterials plan are exercisable in US$:
$5.43-$5.67	2,528	6.39	$5.51	2,528	$5.51
$6.52-$9.60	57,279	7.31	$9.47	57,279	$9.47
$10.39-$13.09	2,512	3.84	$11.67	2,512	$11.67
$15.10-$17.23	12,164	7.33	$15.40	12,164	$15.40
$20.04-$24.58	3,951	5.14	$23.88	3,951	$23.88
	78,434	7.06	$11.06	78,434	$11.06

(b)

Stock-based compensation expense

The Company recorded stock-based compensation expense of $1,284,000 and $3,263,000 for the three and six months ended June 30, 2005, respectively ($1,283,000 and $2,460,000 for the three and six months ended June 30, 2004, respectively) relating to awards granted under its stock option plan.

The estimated fair value of the stock options granted during the three and six month periods ended June 30, 2005 and 2004 is amortized to expense on a straight-line basis over the vesting period and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Dividend Yield	Nil	Nil	Nil	Nil
Annualized Volatility	41.9%	46.6%	43.4%	46.6%
Risk-free Interest Rate	3.01%	3.86%	3.10%	2.91%
Expected Life (Years)	3	3	3	3

The weighted average fair value of stock options granted in the three month period ended June 30, 2005 was CDN$5.09 per share for the 75,000 stock options granted in CDN$ (CDN$9.80 for shares granted in CDN$ for the three months ended June 30, 2004).

During the three month period ended March 31, 2005, as a result of an employee termination agreement, the Company accelerated the vesting of 109,814 stock options to an immediate vesting from approximately 2.2 years. The Company recorded compensation expense of $688,000 based on the estimated fair values of the modified awards.  The estimated fair values were determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 40%, risk-free interest rate 2.54% and expected life – 202 days.

The Black Scholes pricing model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

(c)

Pro forma disclosure

The following pro forma financial information presents the net income (loss) for the period and basic and diluted net income (loss) per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to October 1, 2002. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model.

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
(in thousands of U.S.$, except per share data)	$	$	$	$
Net income (loss) for the period, as reported	15,320	(9,450)	34,148	(15,648)
Add: Stock-based employee compensation expense included in reported income (loss) above	1,284	1,283	3,263	2,460
Deduct: Total stock-based employee compensation expense using fair value based method for all awards	(2,210)	(3,490)	(5,237)	(6,931)
Pro forma net income (loss) for the period	14,394	(11,657)	32,174	(20,119)
Basic net income (loss) per common share
As reported	0.18	(0.11)	0.41	(0.19)
Pro forma	0.17	(0.14)	0.38	(0.24)
Diluted net income (loss) per common share
As reported	0.18	(0.11)	0.41	(0.19)
Pro forma	0.17	(0.14)	0.38	(0.24)

(d)

Shareholder rights plan

Pursuant to a shareholder rights plan ("the Plan") approved February 10, 1999, amended and restated on March 5, 2002 and again on June 9, 2005, the holder of the right is entitled to acquire, under certain conditions, common shares of the Company at a 50% discount to the market upon a person or group of persons acquiring 20% of more of thee common shares of the Company.  The rights are not exercisable in the event of a Permitted Bid as defined in the Plan.  The Plan has a term of 9 years, subject to reconfirmation by the shareholders at the annual shareholder meeting in 2008.

9.  COMMITMENTS AND CONTINGENCIES

(a)  Commitments

i)

Consolidation of research and development facilities

In October 2004, the Company began a process of consolidating its research and development facilities by centralizing certain research and development activities.  The consolidation of the research and development activities was completed as of June 30, 2005.  The only remaining activity at the Palo Alto facility is manufacturing of the Vitagel product.  Manufacturing of this product will continue until December 2005 at which time it will be transferred to a third party.  Total restructuring and termination related costs of approximately $4.4 million were recorded to June 30, 2005.  During the three months ended June 30, 2005, the Company recorded expenses of $0.6 million of which $0.2 million was included in research and development expenses and $0.4 million was included in selling, general and administration expenses.  Of the total amount expensed, $0.9 million remains unpaid in accrued liabilities at June 30, 2005.

(b)  Contingencies

i)

The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business.  Such matters are subject to many uncertainties.  Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

ii)

Oppositions have been filed with respect to four granted European patents that relate to certain products (EP0706376, EP0711158, EP0809515 and EP1155690).  The oppositions against European Patent No EP7011158, EP0809515 and EP1155690 are at an early stage.  The opposition against European Patent No. EP0706376 has had recent activity.  On January 24, 2005, the European Patent Office Opposition Division announced a favorable ruling and maintained the validity of the Company’s Patent No. EP0706376 with various claims, including claims to stents coated with composition of paclitaxel and a polymeric carrier.  None of the original parties to the proceedings has filed an Appeal of this decision. Two parties (Conor Medsystems Inc. and Sahajanand Medical Technologies Pvt. Ltd) have filed Notices of Intervention and Appeal, but these have not yet been accepted by the European Patent Office. An opposition has also been filed by a third party against one of the Company’s Japanese patents that relate to stents (No. 3423317).  In this case the Company has received a notice from the Japanese Patent Office providing reasons for revocation of this patent. Under Japanese Patent Office procedures, until receiving this notice, the Company had not been afforded an opportunity to respond to arguments made by the third party in the opposition to this patent. The Company is now permitted to file a response to amend the claims of the patent at the Japanese Patent Office, after which time the Japanese Patent Office will examine the patent further on its merits. The Japanese Patent Office will either maintain the patent as amended, which may narrow the scope of the protection afforded by the patent, or issue a decision revoking the patent. Such a revocation decision can be appealed to the Intellectual Property High Court of Japan. The ultimate outcomes of the Japanese and European oppositions, including appeals, are uncertain at this time.

iii)

In February 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Conor Medsystems for patent infringement.  The ultimate outcome of the patent infringement case is uncertain at this time.  On February 18, 2005, a claim was filed by Conor Medsystems, Inc. in a court in the United Kingdom alleging that one of the Company's stent patents is invalid and is seeking to have that patent revoked.  On March 31, 2005, a claim was filed by Conor Medsystems in a court in Australia, alleging invalidity of three of the Company’s Australian patents.  The outcomes of these legal proceedings are uncertain at this time.

iv)

In April 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. for patent infringement.  The ultimate outcome of the patent infringement case is uncertain at this time.

v)

The Company enters into indemnification agreements with certain officers and directors.  In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  Those indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.  However, the Company maintains liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

10.

SEGMENTED FINANCIAL INFORMATION

The Company operates in one segment: drug-eluting medical devices and biomaterials.  In prior years, the Company reported information in three operating segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterials.  Based on the success of the TAXUS® Express2™ drug-eluting stent and the royalty revenue derived from sales of this product and as the Company’s corporate strategy evolved during 2004, our chief decision makers began managing the Company’s business as one segment as described above.  Accordingly, the comparative segmented information has been restated to conform with presentation adopted in 2004.

The Company focuses on combining pharmaceutical compounds with medical devices and biomaterials to address common complications associated with a surgical procedure or the implantation of a medical device.

Geographic information

Revenues are attributable to countries based on the location of the Company’s customers or, for revenue from collaborators, the location of the collaborator’s customers:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
(in thousands of U.S.$)	$	$	$	$
Revenue - TAXUS®:
Royalty revenue:
United States	37,914	4,649	76,956	4,649
European Union	8,768	3,600	16,800	5,899
Other	2,692	1,775	5,640	3,588
Total TAXUS®	49,374	10,024	99,396	14,136

Revenue – Other:
United States	3,130	2,672	8,774	9,527
Other	1,161	712	2,206	1,621
Total other revenue	4,291	3,384	10,980	11,148

Total revenue	53,665	13,408	110,376	25,284

Long-lived assets including goodwill:

(in thousands of U.S.$)	June 30, 2005 $	December 31, 2004 $
United States	60,808	63,018
Canada	33,518	34,258
Switzerland	12,107	12,572
Netherlands	4,139	4,421
	110,572	114,269

Economic dependency

During the three and six month periods ended June 30, 2005, revenue from one licensee represents approximately 92% and 90% of total revenue, respectively (75% and 56%, respectively, for the three and six month periods ended June 30, 2004).

11.

NET CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS

The net change in non-cash working capital items relating to operations was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
(in thousands of U.S.$)	$	$	$	$

Accrued interest on short-term and long-term investments	(872)	(626)	(400)	(796)
Accounts receivable	(371)	631	422	1,984
Inventories	(1,074)	66	(1,727)	752
Other current assets	(24)	402	312	655
Accounts payable and accrued liabilities	10,309	1,624	(2,692)	1,084
Income taxes payable	1,657	(852)	5,935	(546)
	9,625	1,245	1,850	3,133

12.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its unaudited interim consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to Canadian generally accepted accounting principles (“Canadian GAAP”), except for the following differences:

(a)

Under Canadian GAAP, when a research and development project meets Canadian GAAP criteria for deferral and amortization, amounts paid for medical technologies are capitalized and amortized over its expected useful life.

(b)

Under Canadian GAAP, in-process research and development that meets certain criteria for deferral and amortization is capitalized as an intangible asset and is amortized over its expected useful life.  On January 31, 2003 and December 4, 2003, the Company acquired in-process research and development in the acquisitions of Angiotech BioMaterials Corp. and Angiotech BioCoatings Corp. of $3,555,000 and $3,084,000, respectively.  Accordingly, these amounts have been capitalized for Canadian GAAP purposes.  Amortization of in-process research and development is provided using the straight-line method over 7-10 years and amounted to $207,000 and $414,000 in each of the three and six month periods ended June 30, 2005 and June 30, 2004, respectively.

For Canadian GAAP purposes, the Company recorded an additional future income tax liability of $1,171,000 on the difference between the carrying value and tax base of the in-process research and development capitalized in the BioCoatings acquisition.  During the three and six month periods ended June 30, 2005, the future income tax recovery was adjusted by $29,000 and $58,000, respectively, for Canadian GAAP purposes to reflect the reduction in the temporary difference due to the amortization of the BioCoatings in-process research and development ($29,000 and $59,000 for the three and six month periods ended June 30, 2004, respectively).

(c)

Under Canadian GAAP, short-term and long-term investments classified as available for sale are recorded at the lower of cost plus accrued interest and market.  Accordingly, unrealized losses on available for sale securities of $97,000 included in accumulated other comprehensive income have been reversed for Canadian GAAP purposes ($578,000 at June 30, 2004).

(d)

If Canadian GAAP were followed:

(i)

the effect on the Statements of Income would be:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
(in thousands of U.S.$, except share and per share data)	$	$	$	$
Net income (loss) for the period, U.S. GAAP	15,320	(9,450)	34,148	(15,648)
Adjustment for medical technologies expense and amortization (a)	-	(1)	-	(2)
Adjustment for amortization of in-process research and development (b)	(207)	(207)	(414)	(414)
Adjustment for FIT recovery on amortization of in-process research and development (b)	29	30	58	59
Other	1	12	2	33
Net income (loss) for the period, Canadian GAAP	15,143	(9,616)	33,794	(15,972)
Basic net income (loss) per common share, Canadian GAAP	0.18	(0.11)	0.40	(0.19)
Diluted net income (loss) per common share, Canadian GAAP	0.18	(0.11)	0.40	(0.19)
Basic weighted average number of common shares outstanding (in thousands)	84,116	83,630	84,083	83,506
Diluted weighted average number of common shares outstanding (in thousands)	84,153	83,630	84,120	83,506

(ii)  Balance Sheet items which would differ under Canadian GAAP are as follows:

	June 30, 2005	December 31, 2004
(in thousands of U.S.$)	$	$
Intangible assets	66,377	70,807
Goodwill	34,517	34,517
Short-term investments	146,170	153,269
Long term investments	179,096	73,318
Total assets	534,764	487,443
Future income tax liability	7,163	9,076
Contributed surplus	15,291	12,030
Cumulative translation adjustment	22,100	22,100
Accumulated other comprehensive income	-	-
Accumulated deficit	(2,731)	(36,525)

(e)

Pro forma disclosure – stock-based compensation

The following pro forma financial information presents net income (loss) for the period and basic and diluted net income (loss) per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to October 1, 2002.  The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model.

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
(in thousands of U.S.$, except per share data)	$	$	$	$

Net income (loss) for the period, Canadian GAAP	15,143	(9,616)	33,794	(15,972)
Add: Stock-based employee compensation expense included in reported income (loss) above	1,283	1,271	3,261	2,427
Deduct: Total stock-based employee compensation expense using fair value based method for all awards	(2,210)	(3,490)	(5,237)	(6,931)

Pro forma net income (loss) for the period, Canadian GAAP	14,216	(11,835)	31,818	(20,476)
Basic net income (loss) per common share
As reported	0.18	(0.11)	0.40	(0.19)
Pro forma	0.17	(0.14)	0.38	(0.25)
Diluted net income (loss) per common share
As reported	0.18	(0.11)	0.40	(0.19)
Pro forma	0.17	(0.14)	0.38	(0.25)

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS

I, Dr. William L. Hunter, President and Chief Executive Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

DATE:

August 4, 2005

/s/ Dr. William L. Hunter

Per:

Dr. William L. Hunter, President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS

I, Mr. David M. Hall, Chief Financial Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

DATE:

August 4, 2005

/s/ David M. Hall

Per:

Mr. David M. Hall, Chief Financial Officer